UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File No. 000-52710

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN OF BNY SECURITIES GROUP

BNY Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK MELLON CORPORATION

One Wall Street

New York, New York 10286

Retirement Savings Plan of BNY Securities Group

Form 11-K

Retirement Savings Plan of

BNY Securities Group

Financial Statements and Schedule for the years ended

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm)

Retirement Savings Plan of BNY Securities Group

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

The Bank of New York Mellon Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Retirement Savings Plan of BNY Securities Group (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG

Pittsburgh, Pennsylvania

June 24, 2011

Retirement Savings Plan of BNY Securities Group

Statements of Net Assets Available for Plan Benefits

	December 31,
(in dollars)	2010	2009
Assets:
Investments at fair value:
The Bank of New York Mellon Corporation Common Stock Fund	$7,952,652	$6,130,111
Managed funds	—	3,720,582
Mutual funds	341,230,358	272,328,039
Collective trust funds	83,871,694	78,756,625

Total investments at fair value	433,054,704	360,935,357
Notes receivable from participants	11,480,956	9,928,917
Employer contributions receivable	14,702,245	14,100,425

Net assets	459,237,905	384,964,699
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(785,631)	1,464,492

Net assets available for plan benefits	$458,452,274	$386,429,191

See accompanying Notes to Financial Statements.

Retirement Savings Plan of BNY Securities Group

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
(in dollars)	2010	2009
Additions to net assets available for plan benefits:
Investment income:
Interest and dividend income	$11,098,873	$7,079,524
Net appreciation in fair value of investments	37,314,688	61,708,717

Total investment income	48,413,561	68,788,241
Interest income on notes receivable from participants	457,590	486,355
Contributions:
Employer	14,702,245	14,100,648
Participants	26,180,704	25,005,777

Total contributions	40,882,949	39,106,425

Total additions	89,754,100	108,381,021
Deductions from net assets available for plan benefits:
Benefits paid to participants	17,673,292	17,084,142
Administrative expenses	57,725	—

Total deductions	17,731,017	17,084,142

Net increase in net assets available for plan benefits	72,023,083	91,296,879

Net assets available for plan benefits:
At beginning of year	386,429,191	295,132,312

At end of year	$458,452,274	$386,429,191

See accompanying Notes to Financial Statements

Notes to Financial Statements

1.	Description of the Plan

The following description of the Retirement Savings Plan of BNY Securities Group (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General Information – On January 1, 2006, the Retirement Savings Plan of BNY Brokerage, Inc. (the “Brokerage Plan”) merged into the Retirement Savings Plan of Pershing LLC (the “Pershing Plan”). At that time, the Pershing Plan was renamed the Retirement Savings Plan of BNY Securities Group.

The Plan is a defined contribution plan sponsored by The Bank of New York Mellon Corporation (the “Company”) and is intended to meet the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides employees with the opportunity to invest a portion of their annual compensation in the Plan, augmented by Company matching contributions, as well as discretionary contributions made by the Company, to provide for additional income in their retirement.

Administration of the Plan – The Plan is administered by the Benefits Administration Committee, a named fiduciary of the Plan. The Benefits Administration Committee has full discretionary power and authority to construe, interpret and administer the Plan, including questions concerning eligibility and payment of benefits and may adopt rules and regulations for administering the Plan. The Benefits Investment Committee is the named fiduciary which is responsible for investment-related matters, including the establishment of an investment policy, the appointment of investment managers, and the monitoring of the performance of the Plan’s investment funds. There is no assurance that the stated objective of any of the funds can be achieved. The Plan’s trustee is The Bank of New York Mellon (the “Trustee”), a wholly-owned banking subsidiary of the Company.

The Benefits Investment Committee appointed Fiduciary Counselors Inc. to serve as the independent fiduciary (“Independent Fiduciary”) to (i) make certain fiduciary decisions related to the continued prudence of offering the common stock of the Company or its affiliates as an investment option under a plan, such as the Plan, that permits participants to direct the investment of their Plan accounts, other than Plan sponsor decisions, and (ii) select and monitor any actively managed investments (including mutual funds) of the Company or its affiliates to be offered to participants as investment options under the Plan.

Eligibility – Employees eligible to participate in the Plan are (i) employed by a participating employer in the Pershing Plan as of December 31, 2005, (ii) employed by a participating employer in the Brokerage Plan as of December 31, 2005, (iii) new domestic employees of Pershing LLC and BNY Brokerage, Inc. and their participating affiliates, and (iv) employees of any other affiliate of the Company who adopts this Plan. New domestic employees of Pershing LLC and BNY Brokerage, Inc. who are hired on or after January 1, 2006 (other than part-time employees scheduled to work 20 or fewer hours per week), will be eligible to participate in the Plan following 30 days of service. A part-time employee who is hired on or after January 1, 2006, will be eligible to participate in the Plan on the first day following the 12 consecutive month period of employment during which the part-time employee completes 1,000 hours of service. Employees of the Company or any of its affiliates who either participate in, or are eligible to participate in The Bank of New York Mellon Corporation 401(k) Savings Plan are not eligible to participate in the Plan.

Notes to Financial Statements (continued)

Eligible employees who have not taken action to either enroll or decline to enroll in the Plan after 45 days of employment will, after receiving notice from the Company, automatically be enrolled in the Plan at a pre-tax contribution rate of 4% of their eligible compensation. The money will be directed into the Fidelity Managed Income Portfolio Fund (a collective trust fund). Participants may stop their contributions to the Plan entirely, may change their contribution percentage or may change their fund selection at any time.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised. The Trustee votes all fractional, uninstructed allocated shares of Company common stock in the same proportion as it is instructed to vote with respect to shares for which it receives instruction. The Committee has contracted with the Independent Fiduciary to direct the Trustee on voting for all unallocated shares.

Contributions – Employees may voluntarily contribute from 1% to 20% of their total eligible compensation (as defined in the Plan) to the Plan. Total compensation for Plan purposes is limited to $245,000 for both 2010 and 2009 (the “Compensation Limit”).

To satisfy Section 401(k) of the Internal Revenue Code of 1986 as amended (the “Code”), contributions are limited to the extent necessary to reduce the actual deferral percentage for certain highly compensated employees, as defined by the Code. The maximum annual pre-tax contribution per participant is $16,500 for both 2010 and 2009.

For participants age 50 or over at any time during the plan year, additional catch-up pre-tax contributions can be elected up to a maximum of $5,500 in both 2010 and 2009.

There are three types of contributions made to the Plan by the Company: (i) the “Profit Sharing Contribution” (ii) the “Matching Contribution” and (iii) the “Qualified Employer Contribution.”

Profit Sharing Contribution – All employees who participate in the Plan are eligible for the Profit Sharing Contribution. The participant must be employed by the Company on December 31st of each year in order to receive that year’s Profit Sharing Contribution. Participants who retire, die or become disabled during the plan year will also receive that year’s Profit Sharing Contribution. The Profit Sharing Contribution is made for each employee eligible to participate in the Plan equal to the percentage of compensation subject to the Compensation Limit, that may be separately determined (as a group) for employees of Pershing LLC and its affiliates and employees of BNY Brokerage, Inc. and its affiliates (also as a group). The Profit Sharing Contribution is discretionary. The Company may contribute up to 10% of the employee’s base salary. Profit Sharing Contributions allocated to participant accounts are 20% vested after one full year of service, 40% vested after two full years of service, 60% vested after three full years of service, 80% vested after four full years of service and 100% vested after five full years of service. Participants are not required to make elective contributions to the Plan in order to be eligible for a profit sharing contribution.

Matching Contribution – The Company makes a Matching Contribution to the employee’s account for a particular year, provided the employee is employed on December 31st of that year and elected or made pre-tax or after-tax contributions. Participants who retire, die or become disabled during the plan year will also receive that year’s Matching Contribution. The Plan provides that, generally participants will receive a Matching Contribution equal to 100% of their pre-tax and after-tax contributions (other than catch-up contributions), up to a maximum employer contribution of $3,000. Matching Contributions are immediately vested.

Notes to Financial Statements (continued)

Qualified Employer Contribution – Employees may also receive Qualified Nonelective Contributions or Qualified Matching Contributions to the Plan in order to satisfy applicable nondiscrimination standards under the Code. The amount of any additional Qualified Nonelective Contributions or Qualified Matching Contributions and the method used to allocate such contributions among participants will be determined at the discretion of the Benefits Administration Committee. Qualified Employer Contributions are immediately vested.

Employees may rollover lump-sum distributions from a previous employer’s qualified retirement plan within 60 days after receipt, provided certain other legal requirements are satisfied. A rollover contribution does not make the employee eligible for Plan participation until the eligibility requirements are met. The Company does not match rollover contributions.

In addition to the Plan’s restrictions, the Code places overall limits on the amount that can be added to the participant’s Plan account each year. The Code’s defined contribution plan annual contribution limit for 2010 is $49,000, which includes participant’s contributions (excluding catch up and rollover contributions), any Profit Sharing Contributions, Matching Contributions, Qualified Nonelective Contributions and Qualified Matching Contributions.

Participant Accounts – Each participant’s account is credited with the applicable amount of Company contributions and any voluntary contributions made by the participant. Payments with respect to a participant’s interest under the Plan are charged to the participant’s account. The account is also credited or charged with the proportionate share of changes in the net assets of the Plan arising from investment activities. Individual service fees may be charged to a participant’s account for taking a loan or for executing certain participant investment directions. The benefit to which a participant is entitled is the benefit that can be provided from the participants vested account.

Investment Funds – Each of the Plan’s participants direct the Trustee of the Plan to invest their account in professionally managed mutual funds offered under the Plan, including The Bank of New York Mellon Corporation Common Stock Fund. There is a wide variety of investment choices, such as stable value, international, indexed, bond, and growth funds. The performance of the investment funds being offered in the Plan is evaluated regularly, and the funds offered under the Plan may change periodically.

Withdrawals from the Plan – The vested value of the participant’s account balance will be payable upon termination of the participant’s employment. The account value will be paid in installments or as a lump sum distribution. In-kind distributions of The Bank of New York Mellon Corporation common stock are also available. The terminated participant may elect to have the total vested account balance remain in the Plan until April 1 of the year following the year the participant attains age 70 1/2; however, account balances of $1,000 or less will be automatically distributed in cash after termination of employment if a distribution has not been requested. Employees working past age 70 1/2 may defer commencement of distributions until April 1 following the calendar year in which they terminate employment.

In the event of the participant’s death, payments will be made to the designated beneficiary. If the participant is married, the spouse is automatically the beneficiary, unless the participant designated an alternate beneficiary, which is consented to by the participant’s spouse as witnessed by a Plan representative or notary public. If the participant is not married, and if no beneficiary was designated, payments go directly to the participant’s estate.

Notes to Financial Statements (continued)

Subject to certain limitations, a participant may also withdraw all or part of the vested account balance upon attainment of age 59 1/2, or in the event of extreme hardship. Participants may also request an in-service distribution of all or any part of the account attributable to after-tax contributions.

Notes Receivable from Participants – Participants may borrow against their account balance according to the procedures as described in the Plan’s Summary Plan Description. Notes receivable to the Plan must be repaid over one to five years for a regular loan (non-primary residence) and one to ten years for a primary residence loan. Notes receivable from participants are secured by the balance in the participant’s account and bear interest based on the prime lending rate (3.25% in both 2010 and 2009). Generally, the participant may borrow up to 50% of the total vested value of the account with a minimum amount of $500 and a maximum of $50,000. Notes receivable from participants and interest are generally paid through payroll deductions and are credited to the account as they are paid. A loan setup fee of $35 per loan and loan maintenance fees of $3.75 per quarter are charged. These fees are subject to change.

Forfeitures – Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The forfeiture account is used to reduce future contributions to the Plan, as directed by the Company. The forfeiture account totaled $457,063 at December 31, 2010 and $499,881 at December 31, 2009. Forfeitures used totaled $501,135 for 2010 and $535,177 for 2009.

Amendment, Suspension, Termination or Merger – The Company may amend or terminate the Plan, in whole or in part, at any time. No such amendment or termination, however, may have the effect of diverting any part of the net plan assets to any purpose other than for the exclusive benefit of the participants. Likewise, no amendment or termination may reduce the interest of any participant in the net plan assets accrued prior to such amendment. Upon termination of the Plan, participant account balances would vest in full.

In the event of termination, the Plan and the trust agreement may be kept in effect by the Company with respect to the contributions already made to the Plan, or the trust agreement may be terminated. If the trust agreement is terminated, assets of the Plan, except for The Bank of New York Mellon Corporation Common Stock Fund, shall be converted into cash and such cash shall be distributed to the participants in proportion to their respective interests. Participants in The Bank of New York Mellon Corporation Common Stock Fund shall receive their proportionate share of the fund assets in The Bank of New York Mellon Corporation common stock, and cash for any fractional shares. In the event of any merger or consolidation of the Plan with, or transfer of assets of the Plan to any other plan, each participant’s account immediately after such event would equal the market value of the account immediately prior to such event.

Additional information regarding participants’ rights is provided in the Summary Plan Description.

2.	Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Notes to Financial Statements (continued)

Investment Valuation – Investments held by the Plan are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

The Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully-benefit responsive, an adjustment is reflected in the statements of net assets available for plan benefits to present these investments at contract value as described in the paragraph below titled Fully Benefit-Responsive Investment Contracts. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less benefits paid to participants and administrative expenses.

Investment transactions are recognized on the trade date of the purchase or sale. Dividend income is recognized on the ex-dividend date. Interest income is recognized on an accrual basis. Net appreciation (depreciation) in fair value includes the Plan’s gains (losses) on investments bought and sold, as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Fully Benefit-Responsive Investment Contracts – As described in Accounting Standards Codification (“ASC”) 946 Financial Services – Investment Companies, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement, as contract value is the amount participants will receive if they were to initiate permitted transactions under the terms of the Plan. As required by ASC 946 the Statement of Net Assets Available for Plan Benefits presents the investment contracts at fair value with the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investment, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and adjustments to contact value reported in the Statements of Net Assets Available for Plan Benefits.

The average yield and crediting interest rates were 1.30% and 1.44% for 2010 and 0.98% and 1.20% for 2009. The crediting interest rate is based on a formula agreed upon with the issuer. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

Notes to Financial Statements (continued)

Administrative Expenses – The Company pays all administrative fees related to the Plan, except administrative costs arising in connection with participant loans and costs for executing certain participant investment directions.

Benefits Paid to Participants – Benefits paid to participants are recorded upon distribution.

Recent Accounting Guidance – In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-25 “Plan Accounting – Defined Contributions Pension Plans (Topic 962).” This ASU requires that participant loans be classified as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This ASU is effective for plan year ended December 31, 2010 and has been applied retrospectively to all prior periods presented.

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures about Fair Value Measurements.” This amended ASC 820 to clarify existing requirements regarding disclosures of inputs and valuation techniques and levels of disaggregation. This ASU also required the following new disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales, issuances and settlements. This ASU is effective for plan year ended December 31, 2010, except for the disaggregation of Level 3 activity which is effective for plan year ended December 31, 2011.

3.	Investments

The fair values of individual investments that represent five percent or more of the Plan’s net assets available for plan benefits are as follows:

	December 31,
(in dollars)	2010	2009
Fidelity Managed Income Portfolio Fund (a)	$83,871,694	$78,756,625
Fidelity Contrafund	38,918,313	31,912,829
Vanguard Institutional Index Fund	36,134,281	30,797,765
DFA Emerging Markets Value Fund	28,122,498	20,561,097
PIMCO Total Return Fund	25,799,740	21,916,182
Columbia Acorn Fund	23,852,893	13,463,910	(b)

(a)	The contract value was $83,086,063 at December 31, 2010 and $80,221,117 at December 31, 2009.
(b)	Represents less than 5% of the Plan’s net assets available for plan benefits as calculated for the respective reporting period.

The Plan’s investments (including net realized gains of $9,660,330 in 2010 and $3,472,795 in 2009 on investments sold) appreciated (depreciated) in value as follows:

Net appreciation (depreciation) in fair value

(in dollars)	2010	2009
The Bank of New York Mellon Corporation Common Stock Fund	$581,156	$216,298
Managed funds	(55,558)	1,060,267
Mutual funds	36,789,090	60,451,208
Collective trust funds	—	(19,056)

Net appreciation in fair value of investments	$37,314,688	$61,708,717

Notes to Financial Statements (continued)

4.	Fair Value Measurements

The guidance related to “Fair Value Measurement,” included in ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets include mutual funds and common stock.

Level 2: Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the market or can be corroborated by market observable data. Examples in this category are managed funds and collective trust funds.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Mutual funds: A mutual fund’s net asset value (“NAV”) is normally calculated and published as of the close of business of the New York Stock Exchange (“NYSE”). The fund’s assets are valued as of this time for the purpose of computing the fund’s NAV. Open-end mutual funds issue redeemable securities, which permits the shareholder to present shares for redemption and receive a proportionate share of the fund’s assets, and continually offers its shares for sale to the public.

Managed funds: A managed fund is valued through daily feeds from an external manager. The portfolio is tailored and maintained to fit specific needs. There are no readily available market quotations for a managed fund although certain of the assets in the managed fund may be publicly quoted. The fund’s fair value is based on securities in the portfolio which typically is the amount which the fund might reasonably expect to receive for the security upon a sale. These funds are either valued on a daily or monthly basis.

Notes to Financial Statements (continued)

Collective trust funds: There are no readily available market quotations for these funds. The fund’s fair value is based on securities in the portfolio, which typically is the amount which the fund might reasonably expect to receive for the security upon a sale. These funds are either valued on a daily or monthly basis.

Common Stock Fund: Valued at the closing NAV as reported by the custodian. The NAV is determined using the closing price reported in the active market in which the security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Plan’s investment assets at fair value, as of December 31, 2010 and December 31, 2009. As required by ASC 820, the assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no transfers between Level 1 and Level 2 during plan year 2010.

Investment assets measured at fair value on a recurring basis at December 31, 2010

(in dollars)	Level 1	Level 2	Level 3	Total carrying value
The Bank of New York Mellon Corporation Common Stock Fund	$7,952,652	$—	$—	$7,952,652
Mutual funds	341,230,358	—	—	341,230,358
Collective trust funds	—	83,871,694	—	83,871,694

Total investment assets at fair value	$349,183,010	$83,871,694	$—	$433,054,704

Investment assets measured at fair value on a recurring basis at December 31, 2009

(in dollars)	Level 1	Level 2	Level 3	Total carrying value
The Bank of New York Mellon Corporation Common Stock Fund	$6,130,111	$—	$—	$6,130,111
Managed funds	—	3,720,582	—	3,720,582
Mutual funds	272,328,039	—	—	272,328,039
Collective trust funds	—	78,756,625	—	78,756,625

Total investment assets at fair value	$278,458,150	$82,477,207	$—	$360,935,357

At December 31, 2010 and 2009 the Plan had $83,871,694 and $82,477,207, respectively of investments in non-exchange traded investment funds reported at fair value and has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. These investments are redeemable at net asset value under agreements with the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interest in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

Notes to Financial Statements (continued)

5.	Fair Value of Net Assets Available for Plan Benefits

Note 4 presents investments measured at fair value by the three level valuation hierarchy established by ASC 820. At December 31, 2010 and 2009, notes receivable from participants of $11,480,956 and $9,928,917, respectively were valued at amortized cost which approximates fair value. At December 31, 2010 and 2009, the fair value of the employer contributions receivable of $14,702,245 and $14,100,425, respectively equals carrying value due to its short maturity.

6.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated October 20, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated and on February 1, 2010, in accordance with IRS procedures, the Company filed for an updated favorable determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended and restated is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken any uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Risks and Uncertainties

The Plan invests in various investment securities. These securities are exposed to various risks such as interest rate, market and credit risks. Due to the risk associated with these securities, it is at least reasonably possible that changes in the values of these securities could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan provides for investment in The Bank of New York Mellon Corporation Common Stock Fund. At December 31, 2010 and 2009, approximately 2% of the Plan’s total assets were invested in this fund. The value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

8.	Party-in-Interest Transactions

The Bank of New York Mellon, a wholly-owned banking subsidiary of the Company, acts as the Trustee of the Plan.

Certain Plan investments are managed and held in trust by Fidelity. Since Fidelity acts as custodian of the Plan’s assets, these transactions qualify as party-in-interest transactions as defined by ERISA.

The Plan held 251,362 and 210,578 shares of the Company’s common stock in The Bank of New York Mellon Common Stock Fund as of December 31, 2010 and 2009, respectively.

Notes to Financial Statements (continued)

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2010 and 2009, to the Form 5500:

	December 31,
(in dollars)	2010	2009
Net assets available for plan benefits per the financial statements	$458,452,274	$386,429,191
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	785,631	(1,464,492)

Net assets available for plan benefits per the Form 5500	$459,237,905	$384,964,699

The following is a reconciliation of the change in net assets available for plan benefits per the financial statements for the years ended December 31, 2010 and 2009, to the Form 5500:

	December 31,
(in dollars)	2010	2009
Net increase in net assets available for plan benefits per the financial statements	$72,023,083	$91,296,879
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts – prior year	1,464,492	3,701,613
Add: Adjustments from fair value to contract value for fully benefit-responsive investment contracts – current year	785,631	(1,464,492)

Net increase in assets available for plan benefits per the Form 5500	$74,273,206	$93,534,000

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

10.	Subsequent Events

Several Plan changes effective for 2011 and 2012, affect both participant contributions and the Company’s contribution.

•	In 2011, the Plan will change to a “safe harbor” plan design under IRS 401(k) Plan regulations.

•	The maximum percentage of eligible compensation that a participant may contribute to the Plan will increase from 20% to 75% up to the Plan’s contribution limits.

•	Eligible compensation used to determine participant and Company’s contributions will change from total compensation to base compensation.

•

Effective January 1, 2011, the Company matches 100% of the first 4% of eligible pay plus 50% of the next 2% of eligible pay contributed by the participant for a maximum matching contribution of 5%. The Company’s matching contributions are 100% vested immediately.

•

A transition profit-sharing benefit, based on the participant’s base pay as of January 1, 2011, replaced the current profit-sharing benefit for 2011. This benefit is subject to a 5-year graded vesting schedule. The transition profit-sharing benefit for 2011 will be contributed to the participant’s account in early 2012, provided that the participant is employed on December 31, 2011. Beginning in 2012, the company will make a profit sharing contribution that will be

Notes to Financial Statements (continued)

determined each year based on profitability metrics. The 2012 profit sharing contribution, if applicable, will be made in early 2013. The participant must be employed on December 31 to receive a profit sharing contribution for that year. These profit sharing contributions will vest after three years of vesting service, including all years of vesting service under the Plan.

•

Beginning in 2012, the participant will also receive an annual basic contribution equal to 2% of eligible pay. A participant does not have to contribute to the Plan to receive this contribution; however, the participant must be an employee on December 31 to receive that year’s contribution. Each year’s basic contribution is made to the Plan in the first quarter of the following calendar year. The first basic contribution will be made in the first quarter of 2013 based on eligible compensation earned during 2012. The participant will be vested in any basic company contributions after attaining three years of vesting service, including all years of vesting service under the Plan.

The Human Resources and Compensation Committee of the Board of Directors has approved a resolution to merge the Retirement Savings Plan of BNY Securities Group into The Bank of New York Mellon Corporation 401(k) Savings Plan.

All participants under the Plan shall have a benefit immediately after the merger which is at least as great as the benefit determined under the Plan immediately before the merger.

The Plan has evaluated subsequent events through June 24, 2011 and determined that no additional events have occurred requiring adjustments to, or disclosure in, the financial statements.

Retirement Savings Plan of BNY Securities Group

EIN: 13-2614959            Plan Number: 009

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2010

(in dollars)

Identity of Issue, Borrower, Lessor or Similar Party	Description	Cost	Current Value

* The Bank of New York Mellon Corporation Common Stock Fund	Common stock	N/A	$7,952,652

American Funds AMCAP Fund	Mutual Fund	N/A	9,564,405
American Funds Capital World Growth & Income Fund	Mutual Fund	N/A	10,094,828
Columbia Acorn Z Fund	Mutual Fund	N/A	23,852,893
DFA Emerging Markets Value I Fund	Mutual Fund	N/A	28,122,498
Dreyfus High Yield I Fund	Mutual Fund	N/A	6,890,647
* Fidelity Balanced K Fund	Mutual Fund	N/A	12,841,070
* Fidelity Contrafund K	Mutual Fund	N/A	38,918,313
* Fidelity Diversified International K Fund	Mutual Fund	N/A	16,406,712
* Fidelity Low-Priced Stock K Fund	Mutual Fund	N/A	7,336,842
Morgan Stanley Institutional Fund, Inc.-U.S. Real Estate Fund	Mutual Fund	N/A	8,984,813
Neuberger Berman Genesis Fund	Mutual Fund	N/A	11,200,541
The Oakmark International I Fund	Mutual Fund	N/A	10,296,158
PIMCO Long-Term U.S. Government Fund	Mutual Fund	N/A	7,579,210
PIMCO Real Return Fund	Mutual Fund	N/A	8,989,266
PIMCO Total Return Fund	Mutual Fund	N/A	25,799,740
T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	N/A	18,020,845
T. Rowe Price Small-Cap Value Fund	Mutual Fund	N/A	13,650,583
Vanguard Capital Opportunity Fund	Mutual Fund	N/A	4,350,512
Vanguard Institutional Index Fund	Mutual Fund	N/A	36,134,281
Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	N/A	1,425,025
Vanguard LifeStrategy Growth Fund	Mutual Fund	N/A	6,910,957
Vanguard LifeStrategy Income Fund	Mutual Fund	N/A	1,501,673
Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	N/A	3,059,121
Vanguard PRIMECAP Fund	Mutual Fund	N/A	10,565,005
Vanguard Windsor II Fund	Mutual Fund	N/A	18,734,420

Total Mutual Funds			341,230,358

* Fidelity Managed Income Portfolio Fund	Collective Trust Fund	N/A	83,871,694

* Notes receivable from participants	Various interest rates ranging from 3.25% to 8.25% due from less than 1 year to 10 years	—
			11,480,956

Total Investments and Notes Receivable from Participants (Held at the End of Year)			$444,535,660

*	Represents a party-in-interest as defined by ERISA.

N/A – This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying Report of Independent Registered Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN OF BNY SECURITIES GROUP

By:	/s/ Lisa B. Peters
Lisa B. Peters
Senior Executive Vice President and Chief Human Resources Officer

By:	/s/ John A. Park
John A. Park
Executive Vice President Corporate Controller

Dated: June 24, 2011

Index to Exhibits

Exhibit No.	Description	Method of Filing

23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.